Northwest Biotherapeutics, Inc.

4800 Montgomery Lane, Suite 800

Bethesda, MD 20814

August 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Northwest Biotherapeutics, Inc.
Preliminary Information Statement on Schedule 14C Filed August 2, 2012 File No. 000-33393

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as set forth in a comment letter dated August 9, 2012 relating to the above-referenced preliminary information statement of Northwest Biotherapeutics, Inc. (the "Company")

Amendment of Company’s Certificate of Incorporation to Increase Shares of Blank Check Preferred Stock From 20,000,000 to 40,000,000, page 26

1.	We note your disclosure that the increase in the number of authorized shares of Preferred Stock would provide the company with increased flexibility to meet future working capital and capital expenditure requirements through equity financings. Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any shares of Preferred Stock. If such plans exist, please disclose all material information.

Response:

The information statement will be revised to disclose that the Company does not currently have any plans, arrangements or understandings, written or oral, to issue any shares of Preferred Stock, in accordance with the Staff’s comment, as set forth in the marked page to the information statement attached as Exhibit A hereto.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Linda Powers

Chief Executive Officer

Exhibit A

AMENDMENT OF THE COMPANY’S CERTIFICATE OF INCORPORATION TO INCREASE SHARES OF BLANK CHECK PREFERRED STOCK FROM 20,000,000 TO 40,000,000

The Company’s Board of Directors, and the holders of the majority of the voting power of our stockholders have approved, an amendment to the Company’s Certificate of Incorporation, substantially in the form of Appendix C hereto (the “Blank Check Amendment”), to increase the number of authorized shares of preferred stock, $0.001 par value ("Preferred Stock") from 20,000,000 to 40,000,000. The Company’s Certificate of Incorporation authorizes the issuance of 450,000,000 shares of common stock, par value $0.001 (“Common Stock”) and 20,000,000 shares of Preferred Stock. As of June 28, 2012, 165,245,389 shares of Common Stock are issued and outstanding and 0 shares of Preferred Stock are issued and outstanding. The Board of Directors will be authorized to fix the designations, rights, preferences, powers and limitations of each series of the Preferred Stock. The increase in our authorized shares of blank check preferred stock will be effective upon the filing of the Blank Check Amendment with the Secretary of State of Delaware. We will file the Blank Check Amendment with the Secretary of State of Delaware, approximately, but not less than, 20 days after the mailing of the definitive information statement.

The term "blank check" preferred stock refers to stock which gives the Board of Directors of a corporation the flexibility to create one or more series of preferred stock, from time to time, and to determine the relative rights, preferences, powers and limitations of each series, including, without limitation: (i) the number of shares in each series, (ii) whether a series will bear dividends and whether dividends will be cumulative, (iii) the dividend rate and the dates of dividend payments, (iv) liquidation preferences and prices, (v) terms of redemption, including timing, rates and prices, (vi) conversion rights, (vii) any sinking fund requirements, (viii) any restrictions on the issuance of additional shares of any class or series, (ix) any voting rights and (x) any other relative, participating, optional or other special rights, preferences, powers, qualifications, limitations or restrictions.

Effect of Amendment on Current Stockholders

The additional shares of Preferred Stock authorized pursuant to the Blank Check Amendment could be issued, at the discretion of the Board, for any proper corporate purpose, without further action by the stockholders other than as may be required by applicable law. Existing stockholders do not have preemptive rights with respect to future issuance of Preferred Stock by the Company and their interest in the Company could be diluted by such issuance with respect to any of the following: earnings per share, voting, liquidation rights and book and market value.

Following the filing of the Blank Check Amendment, the Board of Directors will have the power to issue the additional shares of Preferred Stock in one or more classes or series with such preferences and voting rights as the Board of Directors may fix in the resolution providing for the issuance of such shares. The issuance of additional shares of Preferred Stock could affect the relative rights of the Company’s shares of Common Stock. Depending upon the exact terms, limitations and relative rights and preferences, if any of the shares of Preferred Stock as determined by the Board of Directors at the time of issuance, the holders of shares of Preferred Stock may be entitled to a higher dividend rate than that paid on the Common Stock, a prior claim on funds available for the payment of dividends, a fixed preferential payment in the event of liquidation and dissolution of the Company, redemption rights, rights to convert their shares of Preferred Stock into shares of Common Stock, and voting rights which would tend to dilute the voting control of the Company by the holders of shares of Common Stock. Depending on the particular terms of any series of the Preferred Stock, holders thereof may have significant voting rights and the right to representation on the Company’s Board of Directors. In addition, the approval of the holders of shares of Preferred Stock, voting as a class or as a series, may be required for the taking of certain corporate actions, such as mergers.

Purpose of Proposed Increase in Authorized Preferred Shares

The Board of Directors believes that the proposed increase in the number of authorized shares of Preferred Stock is desirable because it would provide the Company with increased flexibility of action to meet future working capital and capital expenditure requirements through equity financings without the delay and expense ordinarily attendant on obtaining further stockholder approvals. The Board of Directors believes that the increase in the number of authorized shares of Preferred Stock will improve the Company’s ability to attract needed investment capital, as various series of the Preferred Stock may be customized to meet the needs of any particular transaction or market conditions. The Company does not currently have any plans, arrangements or understandings, written or oral, to issue any of the shares of Preferred Stock.

Possible Anti-Takeover Effects of Blank Check Amendment

The issuance of shares of Preferred Stock may have the effect of discouraging or thwarting persons seeking to take control of the Company through a tender offer, proxy fight or otherwise or seeking to bring about removal of incumbent management or a corporate transaction such as a merger. For example, the issuance of shares of Preferred Stock in a public or private sale, merger or in a similar transaction may, depending on the terms of the series of Preferred Stock dilute the interest of a party seeking to take over the Company. Further, the authorized Preferred Stock could be used by the Board of Directors for adoption of a stockholder rights plan or "poison pill."